OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING ORDINARY SHARES
OF

ROBOMATIX TECHNOLOGIES LTD.

AT

$1.00 PER SHARE

BY

WORLDGROUP HOLDINGS LTD.

The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on July 13, 2005, unless the Offer is extended.

June 14, 2005

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by WorldGroup Holdings Ltd., a corporation organized under the laws of Israel (the "Purchaser"), to act as the Information Agent in connection with the Purchaser's offer to purchase for cash all outstanding ordinary shares (the "Shares"), par value NIS 1.46 per share, of Robomatix Technologies Ltd., a company organized under the laws of Israel (the "Company"), at a price of $1.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), copies of which are enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. The Offer to Purchase.

2. The Letter of Transmittal to tender Shares for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3. The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if neither of the two procedures for tending Shares set forth in the Offer to Purchase can be contemplated on a timely basis.

4. A printed form of the letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

5. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

6. A return envelope addressed to American Stock Transfer and Trust Company (the "Depositary").

We urge you to contact your clients as promptly as possible.

Please note the following:

1. The tender price is $1.00 per Share, in cash, without interest thereon, as set forth in the Offer to Purchase.

2. The Offer is being made for all of the Shares, but may be amended to be for less than all of the Shares as described in the Offer to Purchase.

3. Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. However, backup withholding at a rate of 28% may be required, unless an exemption is available or unless the required tax identification information is provided. See Instruction 9 of the Letter of Transmittal. Tendering record holders who reside in Israel, except securities brokers, must state to us, in their Letter of Transmittal, that they are residents of the State of Israel, and we are required to withhold Israeli income tax equal to 15% of the consideration to be paid to them, unless they provide documents establishing that a different withholding rate is authorized by the Israeli tax authorities. (Beneficial holders who reside in Israel and tender through their brokers may be subject to similar withholding by their brokers.) Israeli residents who are exempt from such withholding should present documents establishing their exemption together with their Letter of Transmittal.

4. The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on July 13, 2005, unless the Offer is extended.

5. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of:

(a)	certificates evidencing such Shares (the "Share Certificates") pursuant to the procedures set forth in "The Offer — Procedure for Tendering Shares" of the Offer to Purchase, or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares,

(b)	the Letter of Transmittal or (facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and

(c)	any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering shareholders at the same time depending upon when Share Certificates are actually received by the Depositary.

In order to take advantage of the Offer, (i) a duly executed and properly completed Letter of Transmittal or a facsimile thereof and any required signature guarantee or other required documents should be sent to the Depositary and (ii) Share Certificates representing the tendered Shares or a timely Book-Entry Confirmation should be delivered to the Depositary in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

If shareholders wish to tender, but if it is impracticable for them to forward their Share Certificates or other required documents or complete the procedures for book-entry transfer prior to the Expiration Date (as defined in the Offer to Purchase), a tender may be effected by following the guaranteed delivery procedures specified in "The Offer — Procedure for Tendering Shares" of the Offer to Purchase.

The Purchaser will not pay any fees or commission to a broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Depositary and the Information Agent, as described in the Offer to Purchase). The Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to Yigal Arnon & Co., the Information Agent, at its respective address and telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

Very truly yours,
Yigal Arnon & Co.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of the Purchaser, the Company, the Depositary, the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the offer other than statements expressly made in the Offer to Purchase or the Letter of Transmittal.